[Wachtell Letterhead]

April 21, 2014

Via EDGAR and Hand Delivery

Mr. Tom Kluck and Mr. Jerard Gibson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Washington Prime Group Inc. (f/k/a SPG SpinCo Subsidiary Inc.)

Amendment No. 2 to Registration Statement on Form 10-12(b)

Filed March 24, 2014

File No. 001-36252

Dear Messrs. Kluck and Gibson:

On behalf of Washington Prime Group Inc. (formerly known as SPG SpinCo Subsidiary Inc.), a company incorporated in the State of Indiana (the “Company,” “SpinCo” or “WPG”), which is currently a wholly owned subsidiary of Simon Property Group, Inc. (“SPG”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated April 18, 2014, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-36252) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on March 24, 2014.

We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 3.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 3.

Exhibit 99.1 Information Statement of Washington Prime Group Inc., page 50

1.              We note your response to comment 2 of our letter dated March 14, 2014 and your revision to the equity section of the Capitalization table on page 47 and the Pro Forma Combined Balance Sheet on page 52. Please revise to present the pro forma corporate equity section of WPG after the separation from SPG. Also, revise to explain the $10.1 million adjustment to “Existing mortgages” presented on page 47.

Company’s Response:  The Company has revised the Information Statement on pages 47 and 52 in response to the Staff’s comment.

2.              We note your response to comment 3 of our letter dated March 14, 2014 and your revision to the pro forma financial statements relating to the anticipated additional debt.  Please revise footnote B to present your calculation of the adjustment to interest expense relating to each type of new debt (i.e., revolving credit facility, term loan facility and new secured mortgage loans), including the assumed interest rate and amortization of deferred debt issuance costs. Also, if actual interest rate can vary from those assumed, please disclose the effect on income of 1/8 percent variance in interest rate.

Company’s Response:  The Company has revised the Information Statement on pages 53 and 54 in response to the Staff’s comment.

3.              Please revise footnote D on page 53 and the pro forma balance sheet on page 52 to present the pro forma revolving credit facility, the term loan facility and new secured mortgage loans on a disaggregated basis.

Company’s Response:  The Company has revised the Information Statement on pages 52, 53 and 54 in response to the Staff’s comment.

4.              We note your disclosure on page 53 that adjustment A reflects the employment agreement with your Chief Executive Officer and the disclosure on page 91 relating to this agreement. We note that this compensation agreement includes annual base salary, bonus, and one-time and performance-based equity grants with different vesting conditions. Please revise to present your calculation of each element of compensation included in the adjustment, the assumptions involved relating to performance-based vesting criteria and your basis thereof.

Company’s Response:  The Company has revised the Information Statement on page 53 in response to the Staff’s comment.

The Company has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, including Amendment No. 3;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Damian L. Peterson at (212) 403-1350.

Sincerely,

/s/ Karessa L. Cain

Karessa L. Cain

Cc:

Richard S. Sokolov – Chairman, Washington Prime Group Inc.

Mark Ordan – Chief Executive Officer, Washington Prime Group Inc.

James M. Barkley – Vice President and Secretary, Washington Prime Group Inc.